Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration File Nos. 333-176653 and 333-174543

Prospectus Supplement No. 2

POWER SOLUTIONS INTERNATIONAL, INC.

2,309,783 Shares of Common Stock

This prospectus supplement no. 2 supplements the prospectus dated September 13, 2011, as supplemented by prospectus supplement no. 1 dated November 1, 2011 (“Supplement No. 1”), which forms a part of each of our registration statements on Form S-1 (Registration File Nos. 333-176653 and 333-174543). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on November 4, 2011 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus, Supplement No. 1 and this prospectus supplement relate to the sale of up to 2,309,783 shares of Power Solutions International, Inc. common stock, par value $0.001 per share, by the selling securityholders named in the “Selling Securityholders” section of the prospectus. We will not receive any proceeds from the sale of our shares by the selling securityholders.

Our common stock is quoted on the OTC Bulletin Board and the OTC Markets — OTCQB tier under the symbol “PSIX.” On November 3, 2011, the last reported closing bid price of our common stock as reported on the OTC Bulletin Board was $7.25 per share. These over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Investing in the securities involves a high degree of risk. You should read the prospectus, Supplement No. 1 and this prospectus supplement carefully before you invest. See “Risk Factors” beginning on page 5 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered hereby or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 31, 2011

POWER SOLUTIONS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-52213	33-0963637
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

655 Wheat Lane, Wood Dale, IL	60191
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (630) 350-9400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On October 31, 2011, Power Solutions International, Inc. (the “Company”) and Gary S. Winemaster entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which, on October 31, 2011, the Company purchased from Mr. Winemaster 830,925 shares (the “Subject Shares”) of common stock of the Company, par value $0.001 per share (“Common Stock”), which shares Mr. Winemaster acquired from Thomas J. Somodi, the Company’s Chief Operating Officer and Chief Financial Officer, on October 31, 2011 pursuant to the terms of the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment (each as defined and described in detail below), in exchange for payment by the Company to Mr. Winemaster of $4.25 million. Gary Winemaster is the Company’s Chief Executive Officer and President, a member of the Board of Directors of the Company (the “Board”) and, as of October 31, 2011, following the consummation of the transactions contemplated by the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, and the Purchase Agreement, was the beneficial owner of approximately 50.15% of the issued and outstanding shares of Common Stock. The Company’s entry into the Purchase Agreement and the consummation by the Company of the transactions contemplated thereby were determined to be fair to, and in the best interests of, the Company and its stockholders, by a special committee of the Board consisting solely of independent and disinterested, non-employee directors, and the Purchase Agreement and the transactions contemplated thereby were approved by the special committee. The Company and Mr. Winemaster entered into the Purchase Agreement, and consummated the transactions contemplated thereby, substantially contemporaneously with Mr. Winemaster and Mr. Somodi’s entry into an Amendment to Purchase and Sale Agreement, dated as of October 31, 2011 (the “Purchase and Sale Amendment”), and consummation of the transactions contemplated by the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment.

As disclosed previously in the Company’s Current Report on Form 8-K, dated April 29, 2011, as amended (the “Prior Form 8-K”), Messrs. Winemaster and Somodi entered into a purchase and sale agreement (the “Purchase and Sale Agreement”) on April 28, 2011, effective on the closing of the Company’s recently completed reverse recapitalization. Pursuant to the Purchase and Sale Agreement, Mr. Winemaster agreed to purchase from Mr. Somodi all of the Subject Shares, representing all of the shares of capital stock of the Company acquired by Mr. Somodi in the reverse recapitalization, at an initial closing in exchange for (1) a cash payment equal to $2.5 million, payable at the initial closing, (2) an additional cash payment equal to $1.75 million, payable at a subsequent closing, and (3) Mr. Winemaster’s agreement to transfer to Mr. Somodi shares of Common Stock, or cash payment in lieu thereof, upon the Company’s achievement of certain market value per share of Common Stock milestones. The terms of the Purchase and Sale Agreement, without giving effect to the Purchase and Sale Amendment, are disclosed in greater detail in the Prior Form 8-K under “Certain Relationships and Related Party Transactions – The Principal Purchase and Sale Transaction” and in other of the Company’s filings with the Securities and Exchange Commission.

On October 31, 2011, Messrs. Winemaster and Somodi entered into the Purchase and Sale Amendment to amend the terms of the Purchase and Sale Agreement to provide that Mr. Winemaster shall purchase the Subject Shares from Mr. Somodi at an initial closing upon delivery by Mr. Winemaster of $4.25 million, by delivery of a full-recourse promissory note therefor, and modify the terms upon which Mr. Winemaster is required to transfer shares of Common Stock to Mr. Somodi upon the Company’s achievement of certain value per share of Common Stock milestones set forth in the Purchase and Sale Agreement as follows: (A) an aggregate of 112,530 shares of Common Stock within 90 days of such time as the value per share of the Common Stock (determined as provided in the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment) is at least $22.2162; (B) an additional aggregate of 135,036 shares of Common Stock within 90 days of such time as the value per share of the Common Stock (determined as provided in the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment) is at least $27.7717; and (C) an additional aggregate of 90,024 shares of Common Stock within 90 days of such time as the value per share of the Common Stock (determined as provided in the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment) is at least $33.3244. Pursuant to the terms of the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, Mr. Winemaster continues to have the right to elect to make a payment to Mr. Somodi equal to the then-value of the shares Mr. Winemaster would otherwise be required to deliver pursuant to the foregoing provisions, and Mr. Winemaster’s obligations will still expire if the Company has not achieved the applicable value per share of the Common Stock milestones by April 29, 2016. All share and per share numbers in the foregoing provisions are subject to adjustment for stock splits, stock dividends, stock combinations and similar events.

Messrs. Winemaster and Somodi consummated the sale of the Subject Shares from Mr. Somodi to Mr. Winemaster pursuant to the terms of the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, on October 31, 2011, and, thereafter on October 31, 2011, the Company purchased the Subject Shares from Mr. Winemaster in exchange for delivery by the Company to Mr. Winemaster of $4.25 million by wire of immediately available funds, representing a price per share of $5.11. The promissory note delivered by Mr. Winemaster to Mr. Somodi in exchange for the Subject Shares at the closing of the transactions contemplated by the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, was paid in full by Mr. Winemaster on October 31, 2011. Promptly following the purchase of the Subject Shares by the Company from Mr. Winemaster pursuant to the terms of the Purchase Agreement, the Subject Shares were cancelled and returned to the authorized but unissued shares of Common Stock on the books and records of the Company.

On October 31, 2011, the Company borrowed an aggregate of $4.25 million through a draw on its $35.0 million revolving line of credit, pursuant to its loan and security agreement with certain lenders and Harris N.A. (the “Credit Agreement”), to facilitate its purchase of the Subject Shares from Mr. Winemaster pursuant to the terms of the Purchase Agreement. In connection therewith, concurrently with the Company’s entry into, and consummation of the transactions contemplated by, the Purchase Agreement, Harris N.A. consented to the Company’s purchase of, and the use by the Company of the proceeds from its $4.25 million draw on the revolving line of credit to purchase, the Subject Shares from Mr. Winemaster pursuant to the terms of the Purchase Agreement. Borrowings under the Company’s revolving line of credit bear interest at Harris N.A.’s prime rate (3.25% at June 30, 2011) plus an applicable margin ranging from 0% to 0.50% or, at the Company’s option, a portion of the line of credit can be designated to bear interest at LIBOR plus an applicable margin ranging from 2.00% to 2.50%. The Credit Agreement and other of its terms are described in greater detail in the Prior Form 8-K under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and capital resources — Credit agreement” and in other of the Company’s filings with the Securities and Exchange Commission. Upon consummation of the transactions contemplated by the Purchase Agreement on October 31, 2011, the Company’s outstanding balance and remaining availability on its revolving line of credit were $23.5 million and $11.5 million, respectively.

As disclosed in detail in the Prior Form 8-K under “The Private Placement – Restrictions on Transfer,” in connection with the Company’s private placement (the “Private Placement”) of Series A Convertible Preferred Stock (“Preferred Stock”) and warrants to purchase Common Stock (“Warrants”), consummated on April 29, 2011, each of Messrs. Winemaster and Somodi executed a lock-up agreement (collectively, the “Lock-Up Agreements”) which restricts, for a specified period, Messrs. Winemaster and Somodi from undertaking certain transactions, including the offer, sale or other transfer of shares of Common Stock. The Lock-Up Agreements may have been deemed to prohibit (1) Messrs. Winemaster and Somodi from consummating the transactions contemplated by the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, and (2) Mr. Winemaster from consummating the transactions contemplated by the Purchase Agreement. However, investors in the Private Placement holding over 85% of the aggregate shares of Common Stock issued upon the automatic conversion of the Preferred Stock and issuable upon exercise of the Warrants (in excess of the 66 2/3% of such shares necessary to waive the terms of the Lock-Up Agreements pursuant to the terms thereof) waived the provisions of the Lock-Up Agreements to the extent necessary to allow the consummation of the transactions contemplated by the Purchase and Sale Agreement, as amended by the Purchase and Sale Amendment, and the Purchase Agreement.

A copy of the Purchase Agreement is incorporated herein by reference and filed as Exhibit 10.1 to this Current Report on Form 8-K. The above description of the Purchase Agreement and the transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to the full text of the exhibit filed herewith and incorporated by this reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit Description

10.1	Stock Purchase Agreement, dated as of October 31, 2011, between Power Solutions International, Inc. and Gary S. Winemaster.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Power Solutions International, Inc.

Date: November 4, 2011	By:	/s/ Thomas J. Somodi
Name: Thomas J. Somodi
Title: Chief Operating Officer and Chief Financial Officer

Exhibit 10.1

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of October 31, 2011, by and between Gary S. Winemaster (“Seller”), and Power Solutions International, Inc. (the “Company”).

WHEREAS, Seller intends to acquire 830,925 shares of common stock of the Company, par value $0.001 per share (the “Transferred Shares”), from Thomas J. Somodi, an executive officer of the Company (“Somodi”), on the date hereof.

WHEREAS, Seller has agreed to sell the Transferred Shares to the Company, and the Company has agreed to purchase the Transferred Shares from Seller, for an aggregate purchase price of $4,250,000 (the “Purchase Price”).

WHEREAS, the Company’s board of directors (the “Board”) formed an independent committee, comprised solely of directors who are “independent directors,” as defined by the marketplace rules of The NASDAQ Stock Market and are not interested parties in the transactions contemplated hereby (the “Committee”) to evaluate the terms and conditions of this Agreement and the advisability of the Company entering into this Agreement.

WHEREAS, the material facts as to the interests in this Agreement held by Seller, who is the Company’s Chief Executive Officer and a director of the Company, have been disclosed to the Committee and the Board, including, without limitation, that Seller acquired the Transferred Shares from Somodi.

WHEREAS, the Committee unanimously found that the terms of this Agreement are in the best interests of the Company and are fair to the Company, approved of the terms hereof, determined that the Purchase Price is less than the fair market value of the Transferred Shares and directed the Company to enter into this Agreement.

WHEREAS, the Committee has taken such steps as may be permitted to cause the transactions contemplated hereby, including Winemaster’s disposition of the Transferred Shares to the Company, to be exempt from Section 16(b) of the Securities Act of 1934, as amended, pursuant to Rule 16b-3 thereunder

NOW THEREFORE, in consideration of the foregoing, Seller and the Company agree and acknowledge as follows:

1. Purchase and Sale of the Transferred Shares. Seller and the Company hereby agree that, on the Sale Closing Date (as defined in Section 2), Seller shall sell and convey to the Company, and the Company shall purchase and acquire from Seller, all of the Transferred Shares (including all of Seller’s right, title and interest therein and thereto), free and clear of any mortgages, liens, pledges, charges, security interests, title retention agreements, options, or equity or other adverse claims (“Encumbrances”), in exchange for the consideration set forth in Section 1.3.

2. Closing. Subject to the terms and conditions hereof, the closing of the transactions contemplated by this Agreement (the “Sale Closing”) shall take place on the date hereof immediately following the acquisition of the Transferred Shares by Seller from Somodi (the “Sale Closing Date”). The Closing shall take place at the offices of Katten Muchin Rosenman LLP, 525 West Monroe St., Chicago, Illinois 60661, or at such other place as the parties hereto may agree in writing. At the Sale Closing, (a) Seller shall deliver and convey to the Company all of the Transferred Shares (including all of Seller’s right, title and interest therein and thereto), together with such other documents or instruments of conveyance or transfer as may be necessary or desirable to transfer to and confirm in the Company all right, title and interest in and to the Transferred Shares, free and clear of all Encumbrances, and (b) Buyer shall pay the Payment Amount (as defined in Section 3).

3. Consideration for the Purchase of the Transferred Shares. On the Sale Closing Date, upon delivery by Seller of the Transferred Shares to the Company, the Company shall pay Seller $4,250,000 (the “Payment Amount”), by wire of immediately available funds to an account specified by Seller.

4. Seller’s Representations. Seller represents and warrants to the Company that:

(a) Authorization; Enforcement. This Agreement has been executed and delivered by Seller and is a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms.

(b) No Conflicts. The execution and delivery of this Agreement by Seller, the performance by Seller of his obligations hereunder, and the consummation by Seller of the transactions contemplated hereby will not conflict with, or constitute a breach or default (or an event which, with the giving of notice or lapse of time or both, constitutes or would constitute a breach or default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or other remedy with respect to, any agreement, indenture or instrument to which Seller is a party.

(c) Non-Reliance. (i) Seller is an “Accredited Investor” as defined in Rule 501(a) of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, and an executive officer of the Company. Seller is not relying on any statements or information from the Company concerning the Company, its business affairs or financial condition, other than as expressly set forth herein. The Company has not given Seller any investment advice or rendered any opinion to Seller as to whether the transactions contemplated hereby are prudent or suitable. Seller acknowledges that he has independently and without reliance upon the Company, and based upon such information as Seller has deemed appropriate, made his own analysis and decision to engage in the transactions contemplated hereby and to enter into this Agreement. Seller is not relying on the Company or any of its legal counsels or advisors with respect to legal matters or tax treatment associated with this Agreement and the transactions contemplated hereby.

5. The Company’s Representations. The Company represents and warrants to Seller that: (i) this Agreement has been duly and validly authorized, executed and delivered on behalf of the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms and (ii) the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the

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consummation by the Company of the transactions contemplated hereby will not conflict with, or constitute a breach or default (or an event which, with the giving of notice or lapse of time or both, constitutes or would constitute a breach or default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or other remedy with respect to, any agreement, indenture or instrument to which the Company is a party.

6. Further Assurances and Agreements. Each party to this Agreement shall use its reasonable best efforts to do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

7. Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Illinois, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Illinois for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

8. Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile, e-mail delivery of a .pdf, .tiff, JPEG or similar file, or other electronic transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature transmitted by facsimile, e-mail delivery of a .pdf, .tiff, JPEG or similar file, or other electronic transmission, were an original thereof. No party hereto shall raise the use of a facsimile machine, e-mail or other electronic transmission to deliver a signature to this Agreement or any amendment hereto or the fact that such signature was transmitted or communicated through the use of a facsimile machine, e-mail or other electronic transmission as a defense to the formation or enforceability of a contract, and each party hereto forever waives any such defense.

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9. Termination. This Agreement shall terminate and be of no further force or effect if the Sale Closing has not been consummated as of 11:59 p.m. on October 31, 2011.

10. Successors and Assigns. This Agreement shall be binding upon the parties and their successors and assigns and may be amended or terminated only by a writing signed by Seller and the Company.

11. Rules of Construction. All words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, and the use of the word “including” in this Agreement shall be by way of example rather than limitation.

12. Section Headings. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

13. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

14. Complete Agreement. This Agreement represents the final agreement of the Company and Seller with respect to the matters contained herein and may not be contradicted by evidence of prior or contemporaneous agreements, or prior or subsequent oral agreements, among any of the parties hereto.

15. Legal Counsel. The Company, the Board and the Committee have engaged Katten Muchin Rosenman LLP (“Katten”) in connection with the preparation of this Agreement. Katten has not acted as legal counsel to Seller in connection with this Agreement. No legal counsel or tax advisor has been engaged by the Company, the Board or the Committee to protect or otherwise represent the interests of Seller. Seller has engaged, or had the opportunity to engage, legal counsel, tax advisors and valuation experts with respect to the preparation of this Agreement and the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, Seller and the Company have caused this Stock Purchase Agreement to be duly executed as of the date first written above.

SELLER:

/s/ Gary S. Winemaster
Gary S. Winemaster

COMPANY: POWER SOLUTIONS INTERNATIONAL, INC.

By:	/s/ Kenneth J. Winemaster
Name: Kenneth J. Winemaster Title: Senior Vice President and Secretary